Exhibit 99.1

Cenovus’s 2018 budget continues focus on deleveraging

Company announces Leadership Team changes

Calgary, Alberta (December 14, 2017) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) plans to invest between $1.5 billion and $1.7 billion in 2018, with the majority of the budget allocated to sustain base production at the company’s oil sands operations. The remaining capital will primarily support continued construction at the phase G oil sands expansion at Christina Lake, where costs are coming in below original expectations, and a targeted drilling program in the Deep Basin. This budget reflects Cenovus’s focus on capital discipline, cost reduction and deleveraging.

Highlights: (2018 budget vs. Nov. 1, 2017 guidance)

•	Per-barrel oil sands operating costs – down 8%
•	Per-barrel Deep Basin operating costs – down 11%
•	Per-barrel oil sands sustaining capital costs – down 12%
•	Christina Lake phase G go-forward capital efficiencies – a 21% improvement (vs. previous estimate)
•	Total oil sands production – up 26%

“Our priorities for 2018 are to reduce costs and deleverage our balance sheet while maintaining capital discipline. The sooner we can achieve our long-term debt ratio goal, the sooner we can move to balance returning cash to shareholders with disciplined investments in high-return growth,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “We will build on the success of our divestiture program and work to exceed the goal, established in June of this year, of achieving $1 billion in cumulative capital, operating and general and administrative cost reductions with the aim of accelerating these reductions over the next two years instead of three.”

Capital investment by asset ($ millions)
	2018 Budget	2017 Guidance
Oil sands[1]	1,040 – 1,155	945 – 1,015
Deep Basin[1]	175 – 195	160 – 180
Legacy conventional oil & natural gas[2]	–	210 – 225
Refining & marketing	180 – 210	180 – 200
Corporate[3]	100 – 120	35 – 50
Total capital investment[4]	1,500 – 1,700	1,550 – 1,650
[1]	Figures for 2018 reflect 12 months of full ownership of Cenovus’s oil sands assets and 12 months of ownership of the Deep Basin assets compared with approximately seven months for both sets of assets in 2017.
[2]	Cenovus expects to have completed the sale of its legacy conventional oil and natural gas assets prior to the end of 2017.
[3]	The majority of 2018 corporate capital is for the build-out of office space at Brookfield Place for which Cenovus signed a long-term lease in 2013.
[4]	Totals may not add due to rounding.

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Deleveraging the balance sheet

Over the last three months, Cenovus has executed sale agreements for its four legacy conventional oil and natural gas operations, with anticipated gross proceeds of more than $3.7 billion. The Pelican Lake asset sale closed in the third quarter of 2017 and the Palliser transaction closed on December 7, 2017. Cenovus anticipates the closing of the Weyburn asset sale today and the Suffield divestiture near the end of this year. The combined net proceeds from these asset sales will be used to fully retire the outstanding amount on Cenovus’s asset-sale bridge facility. The company is also currently marketing a package of non-core assets in the Deep Basin to further streamline its portfolio and reduce leverage.

Cenovus continues to target a long-term debt ratio of less than two times net debt to adjusted earnings before interest, taxes, depreciation and amortization (EBITDA).

Reducing costs

Cenovus has significantly reduced its cost structure since the downturn in oil prices began more than three years ago and remains focused on driving costs even lower across its operations. In 2018, the company expects to reduce its per-barrel oil sands operating costs by 8% and per-barrel oil sands sustaining capital costs by 12% compared with its 2017 forecast. Cenovus is also planning additional workforce reductions of approximately 15% and expects to achieve further cost efficiencies through continued improvements in areas such as drilling performance, development planning and optimized scheduling of oil sands well start-ups.

Operating costs
	2018 Budget	2017 Guidance	% change[1]
Foster Creek ($/bbl)
Fuel	2.00 – 2.50	2.25 – 2.75	-10
Non-fuel	6.50 – 7.50	7.50 – 8.50	-13
Subtotal	8.50 – 10.00	9.75 – 11.25	-12
Christina Lake ($/bbl)
Fuel	1.75 – 2.25	2.00 – 2.50	-11
Non-fuel	4.25 – 5.25	4.25 – 5.25	–
Subtotal	6.00 – 7.50	6.25 – 7.75	-4
Total oil sands[2] ($/bbl)
Fuel	1.85 – 2.35	2.10 – 2.60	-11
Non-fuel	5.25 – 6.25	5.65 – 6.65	-7
Subtotal	7.10 – 8.60	7.75 – 9.25	-8
Deep Basin[3] ($/BOE)	7.50 – 8.50	8.50 – 9.50	-11
[1]	Percentage change based on the midpoint of the ranges.
[2]	Based on a volume-weighted average.
[3]	Includes oil, natural gas liquids and natural gas.

Oil sands sustaining capital costs
	2018 Budget	2017 Guidance	% change
Total ($ millions)	780	724	8
Per-unit ($/bbl)[1]	5.50	6.25	-12
[1]	Based on total installed capacity.

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General & administrative costs
	2018 Budget	2017 Guidance	% change
Non-rent ($ millions)[1]	136	182	-25
Rent & office ($ millions)[2]	164	118	39
Total (incl. rent & office) ($ millions)[1,2]	300	300	–
Total per-unit ($/BOE)	1.65	1.75	-6
[1]	Excludes anticipated 2018 severance charges related to workforce reductions.
[2]	Excludes one-time transaction costs and one-time costs associated with Deep Basin operations.

In 2018, Cenovus anticipates general and administrative (G&A) costs of $1.65 per barrel of oil equivalent (BOE), down 6% compared with the company’s 2017 forecast. Total G&A costs for 2018 are expected to be relatively unchanged compared with Cenovus’s 2017 forecast, largely due to leasing costs for pre-contracted office space at Brookfield Place. Non-rent G&A is expected to be 25% lower in 2018 than in 2017.

Cenovus remains focused on reducing its real estate costs through an active subleasing program and is not renewing existing leases as they expire. The company continues to advance its plan to reduce the number of buildings occupied by its Calgary staff. Cenovus signed a long-term lease at Brookfield Place in 2013 when commodity prices were higher and the company’s operations were growing at a faster pace. The company has allocated capital in 2018 for the build-out of the Brookfield Place office space, with occupancy currently planned for 2019.

Oil sands

The 2018 capital budget includes sustaining capital of approximately $780 million, or $5.50 per barrel (bbl) of installed capacity to maintain base production at Cenovus’s Foster Creek and Christina Lake oil sands operations. This represents significant progress towards the company’s long-term target of reducing oil sands sustaining capital to about $5.00/bbl of installed capacity.

Approximately $270 million has been allocated for continued construction of the phase G expansion at Christina Lake. The project is proceeding very well with capital costs for both the plant and wells coming in lower than expected. Cenovus now anticipates phase G will be completed with go-forward capital investment of between $13,000 and $14,000 per flowing barrel, about 21% lower than the company’s previous estimate of between $16,000 and $18,000 per flowing barrel. Phase G has an approved design capacity of 50,000 barrels per day (bbls/d) with first oil anticipated in the second half of 2019 and ramp-up to full production expected over a period of up to 12 months.

Cenovus is forecasting average oil sands production of 373,000 bbls/d in 2018, a 26% increase compared with its forecast 2017 production, largely due to the impact of owning 100% of its oil sands assets for a full year, compared with approximately seven months in 2017.

Deep Basin

The Deep Basin assets are the most flexible component of Cenovus’s capital program. In response to the current commodity price environment, as well as the company’s focus on

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near-term debt reduction and capital discipline, Cenovus has reduced its investment and drilling plans for the Deep Basin in 2018 compared with its original plans.

“The advantage of our Deep Basin assets is their significant long-term growth potential coupled with the flexibility they provide to quickly ramp up or down our capital investment according to our business needs and market conditions,” said Pourbaix. “This year, we will take a disciplined and more moderate approach to investing in the Deep Basin to focus on achieving our deleveraging goals.”

Cenovus expects to invest between $175 million and $195 million in the Deep Basin in 2018. This includes plans to drill 15 net wells and to complete and tie them in along with additional wells drilled in 2017. The drilling program will focus on high-return opportunities in areas rich with natural gas liquids such as condensate for which the company would expect to receive higher prices than for natural gas alone. While reducing planned capital spending in the Deep Basin in 2018, the company also expects to achieve an 11% reduction in per-barrel operating costs compared with its 2017 Deep Basin forecast.

Average production forecast
	2018 Budget	2017 Guidance	% change[1]
Foster Creek (Mbbls/d)[2]	162 - 170	123 - 131	31
Christina Lake (Mbbls/d)[2]	202 - 212	164 - 174	22
Total oil sands (Mbbls/d)[2]	364 - 382	287 - 305	26
Deep Basin liquids (Mbbls/d)[2,3]	29 - 35	18 - 21	64
Deep Basin natural gas (MMcf/d)[2]	530 - 550	315 - 335	66
Total Deep Basin (MBOE/d)[2,3]	117 - 127	71 - 77	65
Conventional total (MBOE/d)[3,4]	-	102 - 110	-100
Total production (MBOE/d)[5]	483 - 510	459 - 492	4
[1]	Percentage change based on the midpoint of the ranges.
[2]	Figures for 2018 reflect 12 months of full ownership of Cenovus’s oil sands assets and 12 months of ownership of the Deep Basin assets compared with approximately seven months for both sets of assets in 2017.
[3]	Includes oil and natural gas liquids (NGLs).
[4]	Cenovus expects to have completed the sale of its legacy conventional oil and natural gas assets prior to the end of 2017.
[5]	Includes nominal volumes from Cenovus’s Athabasca natural gas asset. The Athabasca asset is not being marketed for sale. Totals may not add due to rounding.

Cenovus has made its 2018 guidance available at cenovus.com under ‘Investors.’

Organizational changes

As Cenovus continues to identify new ways to increase efficiencies and ensure a keen focus on accountability and results, organizational changes are underway. This includes changes at the executive level.

Kieron McFadyen, Executive Vice-President & President, Upstream Oil & Gas is leaving the company on January 15, 2018. Drew Zieglgansberger will expand his executive responsibilities to become Executive Vice-President Upstream, overseeing operations at Cenovus’s two core platforms – the oil sands and Deep Basin.

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Bob Pease is leaving his position of President, Downstream, at Cenovus Energy US LLC immediately and Director U.S. Operations at Cenovus Energy US LLC on January 15, 2018. Keith Chiasson has moved from leading the company’s oil sands production operations to joining the Cenovus Leadership Team as Senior Vice-President, Downstream. He is responsible for optimizing the price the company receives for its products through marketing and transportation, as well as Cenovus’s refining joint venture and Bruderheim rail terminal. Chiasson is also responsible for Supply Chain Management across the company’s operations.

Ivor Ruste, the company’s Chief Financial Officer, will retire on April 30, 2018. An executive search will be conducted for the role and will consider both internal and external candidates.

“I want to thank Ivor, Kieron and Bob for their contributions to Cenovus,” said Pourbaix. “I look forward to working with our leadership team as we continue to evolve Cenovus into a highly effective organization focused on delivering strong returns for our shareholders.”

Harbir Chhina, Executive Vice-President & Chief Technology Officer, Al Reid, Executive Vice-President Stakeholder Engagement, Safety, Legal & General Counsel and Sarah Walters, Senior Vice-President Corporate Services, will remain on the Cenovus Leadership Team.

ADVISORY

Barrels of Oil Equivalent – Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six Mcf to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Production Presentation Basis – Cenovus presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated.

Non-GAAP Measures

This release contains references to free funds flow and net debt to adjusted EBITDA, which are non-GAAP measures. These measures do not have a standardized meaning as prescribed by International Financial Reporting Standards (IFRS). Readers should not consider these measures in isolation or as a substitute for analysis of the company’s results as reported under IFRS. These measures are defined differently by different companies and therefore are not comparable to similar measures presented by other issuers.

Net debt to adjusted EBITDA is a ratio that management uses to steward the company’s overall debt position as a measure of the company’s overall financial strength. Debt is defined as short-term borrowings and long-term debt, including the current portion. Net debt is defined as debt net of cash and cash equivalents. Adjusted EBITDA is defined as earnings before finance costs, interest income, income tax expense, depreciation, depletion and amortization, goodwill and asset impairments, unrealized gains or losses on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and

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other income and loss, calculated on a trailing 12-month basis. Free Funds Flow is defined as Adjusted Funds Flow less capital investment, with Adjusted Funds Flow defined as Cash from Operating Activities excluding net change in other assets and liabilities and net change in non-cash working capital. Net change in other assets and liabilities is composed of site restoration costs and pension funding, and non-cash working capital is composed of current assets and current liabilities, excluding cash and cash equivalents, risk management, the company’s contingent payment to ConocoPhillips and asset liabilities held for sale.

For more information on these and other non-GAAP measures, refer to “Non-GAAP Measures and Additional Subtotals” in the Advisory section of Cenovus’s Third Quarter Report for the period ended September 30, 2017 (“Third Quarter Report”) available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com.

Forward-Looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Forward-looking information in this document is identified by words such as “anticipate”, “believe”, “budget”, “capacity”, “expect”, “focus”, “forecast” or “F”, “opportunity”, “plan”, “potential”, “project”, “schedule”, “strategy”, “target”, or similar expressions and includes suggestions of future outcomes, including statements about: forecast operating and financial results, including relative to 2017 forecast; planned and potential future capital expenditures, including the timing and financing thereof; expected future production, including the timing, stability or growth thereof; our priorities for 2018; our balance sheet deleveraging strategy, target long-term debt ratio and expected impacts to the company of achieving those targets, including potential impacts to positioning for returning cash to shareholders with disciplined investments in high-return growth; our goals with respect to capital, operating and general and administrative cost reductions and related timeline and strategy; expected future cost reductions and the sustainability thereof; expected timeline for closing of previously announced asset sale transactions; projections contained in the company’s 2017 and 2018 guidance; project and other operating and development plans and related schedules; and projections related to delivery of strong shareholder returns.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. Material factors or assumptions on which the forward-looking information in this news release is based include: forecast oil and natural gas prices and other assumptions disclosed in Cenovus’s 2017 (dated November 1, 2017) and 2018 guidance (dated December 13, 2017), available at cenovus.com, including for 2018: Brent of US$55.00/bbl, WTI of US$52.00/bbl, WCS of US$37.00/bbl, NYMEX of

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US$3.00/MMBtu, AECO of $2.20/GJ, Chicago 3-2-1 Crack Spread of US$15.00/bbl, exchange rate of $0.78 US$/C$, and for 2017: Brent of US$53.50/bbl, WTI of US$50.00/bbl, WCS of US$38.25/bbl, NYMEX of US$3.15/MMBtu, AECO of $2.40/GJ, Chicago 3-2-1 Crack Spread of US$15.50/bbl, exchange rate of $0.78 US$/C$; forecast oil and natural gas prices; projected capital investment levels, flexibility of capital spending plans and associated sources of funding; sustainability of achieved cost reductions, achievement of future cost reductions and sustainability thereof; achievement of additional improvements in drilling and completion times, well pad designs and well conformance; success of certain initiatives such as use of wider well spacing and longer horizontal well lengths at oil sands operations; expected condensate prices; projected supply costs; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; expected production decline rates; future development, success, and use of technology and the impacts thereof; ability to obtain necessary regulatory and partner approvals; successful and timely implementation of capital projects or stages thereof; the company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; estimated abandonment and reclamation costs, including associated levies and regulations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

The risk factors and uncertainties that could cause actual results to differ materially, include: possible failure to access or implement some or all of the technology necessary to efficiently and effectively operate Cenovus’s assets and achieve expected future results; volatility of and other assumptions regarding commodity prices; the effectiveness of Cenovus’s risk management program, including the impact of derivative financial instruments, the success of hedging strategies and the sufficiency of Cenovus’s liquidity position; the accuracy of cost estimates; commodity prices, currency and interest rates; possible lack of alignment of realized WCS prices and WCS prices used to calculate the contingent payment from Cenovus to ConocoPhillips; product supply and demand; market competition, including from alternative energy sources; risks inherent in marketing operations, including credit risks; exposure to counterparties and partners, including ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent in the operation of Cenovus’s crude-by-rail terminal, including health, safety and environmental risks; maintaining desirable ratios of Debt (and Net Debt) to Adjusted EBITDA as well as Debt (and Net Debt) to Capitalization; Cenovus’s ability to access various sources of debt and equity capital, generally, and on terms acceptable to Cenovus; ability to finance growth and sustaining capital expenditures; changes in credit ratings applicable to Cenovus or any of its securities; changes to Cenovus’s dividend plans or strategy, including the dividend reinvestment plan; accuracy of reserves, resources, future production and future net revenue estimates; Cenovus’s ability to replace and expand oil and gas reserves; Cenovus’s ability to maintain its relationship with its partners and to successfully manage and operate its integrated business; reliability of Cenovus’s assets including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; the occurrence of unexpected events such as fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events; refining and marketing margins; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; potential failure of products to achieve or maintain acceptance in the market; risks associated with fossil fuel industry reputation;

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unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to Cenovus’s business; risks associated with climate change; the timing and the costs of well and pipeline construction; Cenovus’s ability to secure adequate and cost-effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, including to address any gaps caused by constraints in the pipeline system; availability of, and Cenovus’s ability to attract and retain, critical talent; possible failure to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; changes in labour relationships; changes in the regulatory framework in any of the locations in which Cenovus operates, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on Cenovus’s business, financial results and consolidated financial statements; changes in general economic, market and business conditions; the political and economic conditions in the countries in which Cenovus operates or supplies; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against Cenovus.

Additional information about the material risk factors that could cause Cenovus’s actual results to differ materially from those expressed or implied by its forward-looking statements is contained under “Risk Factors” in Cenovus’s Annual Information Form (AIF) or Form 40-F for the period ended December 31, 2016, available on SEDAR at sedar.com, EDGAR at sec.gov and on the company’s website at cenovus.com, as well as in the updates in the “Risk Management” section of Cenovus’s Management’s Discussion and Analysis in Cenovus’s Third Quarter Report, also available at cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

Find Cenovus on Facebook, Twitter, LinkedIn, YouTube and Instagram.

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CENOVUS CONTACTS:

Investor Relations Kam Sandhar Senior Vice-President, Strategy & Corporate Development 403-766-5883 Steven Murray Manager, Investor Relations 403-766-3382	Media Brett Harris Manager, External Communications 403-766-3420 Media Relations general line 403-766-7751

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